SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 3)
_______________________

SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

Aquarius Acquisition, L.P.
5 Cambridge Center
9th Floor
Cambridge, Massachusetts 02142
(617) 234-3000
_________________________________________________________________
__________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition
which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box .(

Note: Six copies of this statement, including all exhibits, should be filed with the
Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject
to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).( (

(continued on next page(s))	Page 1 of 5



_________________________________________________________________
____
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Aquarius Acquisition, L.P.
               I.R.S. I.D. No.
_________________________________________________________________
____
2.  Check the Appropriate Box if a Member of a Group *

                                                            (a)

                                                            (b)
_________________________________________________________________
____
3.  SEC Use Only



_________________________________________________________________
____
4.  Sources of Funds *


_________________________________________________________________
____
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)


_________________________________________________________________
____
6.	Citizenship or Place of Organization

		Delaware
_________________________________________________________________
____
Number         7.  Sole Voting Power        241.15
of                 ______________________________________________
Shares         8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power   241.15
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power  - 0 -
_________________________________________________________________
____


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     241.15 Units

_________________________________________________________________
_
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

_________________________________________________________________
_
13.  Percent of Class Represented by Amount in Row (11)

     37.16%

_________________________________________________________________
_
14.  Type of Reporting Person*

     PN
_________________________________________________________________
_

*SEE INSTRUCTIONS BEFORE FILLING OUT!




     This Amendment No. 3 to Statement on Schedule 13D relates to Units ("Units") of limited partnership interest of Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the "Partnership"), which has its principal offices at c/o Three Winthrop
Properties, Inc., 5 Cambridge Center, 9th Floor, Cambridge,
Massachusetts 02142.
Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings set forth in the Tender Offer Statement on Schedule 14D-1, as amended, filed by
Aquarius Acquisition, L.P., a Delaware limited partnership ("Aquarius"), with the Securities and Exchange Commission.


Item 4.    Purpose of Transaction.

     The following information is hereby added to the information provided in response to Item
4:

     On October 28, 1998, Aquarius sold all of its Units to IPT
I, LLC.


Item 5.    Interest in Securities of the Issuer

    (a) On October 28, 1997, Aquarius sold its entire ownership interest in the Issuer.

     (b) Effective October 28, 1997, Aquarius owns no Units and, accordingly, has no voting rights with respect to any Units.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 1997

                           AQUARIUS ACQUISITION, L.P.

                           By:  WFC Realty Co., Inc.
                                its General Partner

                                By:  _/s/______________________
                                     Michael L. Ashner
                                     Chief Executive Officer
??

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